December 3, 2024

Srinivas Akkaraju
Reporting Person
Samsara BioCapital GP, LLC
628 Middlefield Road
Palo Alto, CA 94301

       Re: Samsara BioCapital GP, LLC
           Alumis Inc.
           Schedule 13D by Samsara BioCapital, L.P.; Samsara BioCapital GP, LLC; and
           Srinivas Akkaraju
           Filed August 27, 2024
           File No. 005-94550
Dear Srinivas Akkaraju:

       We have conducted a limited review of the above-captioned filing and have the following comment.

        Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comment applies to your facts and circumstances or that an amendment is appropriate, please advise us why in a response letter.

       After reviewing any amendment to the filing and any information provided in response to this comment, we may have additional comments.

Schedule 13D Filed August 27, 2024
General

1. We note that the event reported as requiring the filing of the Schedule 13D was July 1,
       2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a
Schedule 13D within
       five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the July
       1, 2024 event date, the Schedule 13D submitted on August 27, 2024 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by
 December 3, 2024
Page 2

the staff.

      Please direct any questions to Brian Soares at 202-551-3690 or Nicholas Panos at
202-551-3266.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Mergers &
Acquisitions